As filed with the Securities and Exchange Commission on February 8, 2021

Securities Act Registration No. 333-239995

Investment Company Registration No. 811-23592

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.
Post-Effective Amendment No. 1
and/or

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 4

First Eagle Credit Opportunities Fund

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas

New York, New York 10105

(Address of Principal Executive Offices)

(212) 698-3300

(Registrant’s Telephone Number, Including Area Code)

David O’Connor

First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(Name and Address of Agent for Service)

Copies to:

Nathan J. Greene, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-239995.
Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-239995 and 811-23592) of First Eagle Credit Opportunities Fund (as amended prior to the date hereof, the “Registration Statement”) is being filed solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and Exhibits (k)(4), (k)(5), (k)(6) and (k)(7) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(1)	Financial Statements

Part A	None. The Registrant has conducted limited operations as of the date of this filing.

Part B	Financial Statements(3)

(2)	Exhibits

(a)(1)	Certificate of Trust dated July 8, 2020(2)

(a)(2)	Amended and Restated Agreement and Declaration of Trust dated September 4, 2020.(3)

(b)	Bylaws dated September 4, 2020.(3)

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Form of Dividend Reinvestment Plan.(3)

(f)	Not Applicable

(g)(1)	Investment Management Agreement between the Registrant and First Eagle Investment Management, LLC (“FEIM”).(3)

(g)(2)	Subadvisory Agreement FEIM and First Eagle Alternative Credit, LLC (“FEAC”)(3)

(h)	Underwriting Agreement between the Registrant and FEF Distributors, LLC. (“FEF Distributors”).(3)

(i)	Not Applicable.

(j)(1)	Global Custody Agreement between each entity managed by First Eagle Investment Management, LLC and JPMorgan Chase Bank, N.A, dated April 18, 2017(3)

(j)(2)	Joinder and Amendment to Global Custody Agreement, dated as of August 25, 2020(3)

(k)(1)	Form of Amended and Restated Fund Services Agreement between the Registrant and JPMorgan Chase Bank, N.A.(3)

(k)(2)	Agency Agreement between First Eagle Funds, First Eagle Variable Fund and DST System INC., dated March 1, 2016(3)

(k)(3)	Amendment to the Agency Agreement, dated August 10, 2020(3)

(k)(4)	Loan, Security And Collateral Management Agreement between FEAC, First Eagle Credit Opportunities Fund SPV, LLC (“SPV”), each of the lenders from time to time thereto, Ally Bank and U.S. Bank National Association (“US Bank”), dated February 5, 2021(1)

(k)(5)	Sale and Contribution Agreement between SPV and the Registrant, dated February 5, 2021(1)

(k)(6)	Securities Account Control Agreement between SPV, Ally Bank and US Bank, dated February 5, 2021(1)

(k)(7)	Pledge Agreement between the Registrant and Ally Bank, dated February 5, 2021(1)

(l)	Opinion and Consent of Richards, Layton & Finger, P.A.(5)

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm.(3)

(o)	Not Applicable.

(p)	Form of Subscription Agreement.(3)

(q)	Not Applicable.

(r)(1)	Code of Ethics of FEIM and the Registrant.(3)

(r)(2)	Code of Ethics of FEAC.(3)

(s)(1)	Power of Attorney.(4)

(s)(2)	Power of Attorney.(3)

(1)	Filed herewith.
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on July 22, 2020.
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on November 19, 2020.
(4)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on September 23, 2020.
(5)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on November 25, 2020.

Item 26.	Marketing Arrangements

See the Underwriting Agreement to be filed as Exhibit (h).

Item 27.	Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fee	$52,000
Printing and engraving expenses	11,350
Accounting fees and expenses	66,900
Legal fees and expenses	750,000
Miscellaneous	130
Total	$880,130

Item 28.	Persons Controlled By Or Under Common Control With The Registrant

None.

Item 29.	Number Of Holders Of Shares

As of November 25, 2020:

Title Of Class	Number Of Record Holders
Common Shares of Beneficial Interest	3

Item 30.	Indemnification

Reference is made to Article V, Section 5.3 of Registrant’s Declaration of Trust to be filed by amendment as Exhibit (a)(2). Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business And Other Connections Of Investment Adviser

The descriptions of FEIM and FEAC under the caption “Principal Risks of the Fund” in the Prospectus and under the caption “Management of the Fund” in the Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the trustees and officers of FEIM and FEAC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the trustees and officers of FEIM and FEAC in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-50659 and 801-71201, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32.	Location Of Accounts And Records

The books, accounts and records of the Registrant required by Section 31(a) under the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained at the office of the Registrant at 1345 Avenue of the Americas, New York, New York 10105.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)          Registrant undertakes to suspend the offering of shares until the Prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

(2)	Not Applicable.

(3)	Not Applicable.

(4)	(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	Not Applicable.

(6)	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 8th day of February 2021.

FIRST EAGLE CREDIT OPPORTUNITIES FUND
(A Delaware statutory trust)

By:	/s/ Mehdi Mahmud
Name:	Mehdi Mahmud
Title:	President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*
Candace Beinecke	Trustee	February 8, 2021

*
Jean Hamilton	Trustee	February 8, 2021

*
Nancy Hawthorne	Trustee	February 8, 2021

/s/ Mehdi Mahmud
Mehdi Mahmud	Trustee	February 8, 2021

/s/ Joseph Malone
Joseph Malone	Chief Financial Officer (Principal Financial Officer)	February 8, 2021

*By:	/s/ Mehdi Mahmud
Mehdi Mahmud, Attorney-in-Fact

Exhibit Index

(k)(4)	Loan, Security And Collateral Management Agreement between FEAC, First Eagle Credit Opportunities Fund SPV, LLC (“SPV”), each of the lenders from time to time thereto, Ally Bank and U.S. Bank National Association (“US Bank”), dated February 5, 2021

(k)(5)	Sale and Contribution Agreement between SPV and the Registrant, dated February 5, 2021

(k)(6)	Securities Account Control Agreement between SPV, Ally Bank and US Bank, dated February 5, 2021

(k)(7)	Pledge Agreement between the Registrant and Ally Bank, dated February 5, 2021